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                             October 16, 2023

       Richard Buskirk
       Senior Vice President and Chief Financial Officer
       Laureate Education, Inc.
       PMB 1158
       1000 Bricknell Avenue, Suite 715
       Miami, FL 33131

                                                        Re: Laureate Education,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            File No. 001-38002

       Dear Richard Buskirk:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand yourdisclosure.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Non-GAAP Financial Measure, page 39

   1. We note that your calculation for EBITDA begins with income (loss) from continuing operations rather than
net income (loss). Please explain why you believe this presentation is appropriate or
revise. Refer to Question 103.02 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Richard Buskirk
Laureate Education, Inc.
October 16, 2023
Page 2

       Please contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398, if you
have any questions.



FirstName LastNameRichard Buskirk                        Sincerely,
Comapany NameLaureate Education, Inc.
                                                         Division of
Corporation Finance
October 16, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName